

October 22, 2014

<u>Via E-mail</u>
James Parsons
Chief Financial Officer
Trillium Therapeutics, Inc.
96 Skyway Avenue
Toronto, Ontario, Canada M9W 4Y9

    Re: Trillium Therapeutics, Inc.
           Amendment No. 1 to Registration Statement on Form 20-F
           Filed October 3, 2014
           File No. 001-36596

Dear Mr. Parsons:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>TTI-1612, page 30</u>

1. We note your response to our prior comment 7. Please revise your disclosure to give the meaning and significance of the terms "HB-EFG" and "urothelium" on page 30 of your amended filing.

<u>Major shareholders and Related Party Transactions, page 61</u>

2. We note your reply to comment 20 and your disclosure that "54% of your common shares and 100% of your Series I First Preferred" shares are held by record holders in the United States. Please tell us how you have determined that you meet the definition of a foreign private issuer and are therefore able to use Form 20-F.

Notes to the Consolidated Financial Statements
10. Share capital, page F-16

3. Please refer to your response to comment 23. Please revise your disclosure related to volatility to clarify that the historical volatility of a peer group was used and why. Please refer to paragraph 47 of IFRS 2.

4. With regard to your response to comment 23, provide us with the names of the peer companies you used and describe the characteristics of those companies which you considered in deeming them similar to you. Include the volatility of each peer company.

7. Intangible assets, page F-35

5. Please refer to your response to comment 25. You state that the intangible assets acquired from Trillium Privateco are patent rights and not in-process research and development. Therefore, please revise your disclosure on page F-108 which states that the $1,018,037 was attributed to the in-process research and development.

You may contact Vanessa Robertson at (202) 551-3649 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Daniel M. Miller, Esq.
        Dorsey & Whitney LLP